Exhibit 10.6
Execution Copy
EMPLOYMENT AGREEMENT
     This Employment Agreement (the “Agreement”) dated May 2, 2006, is made by and between Lone Star Holding Corp., a Delaware corporation (the “Company”), and Pervez Qureshi (the “Executive”).
     Whereas, the Company desires to employ Executive, and Executive is willing to serve in the employ of the Company upon the terms and conditions provided in this Agreement; and
     Whereas, in connection with the merger by and among the Company, Lone Star Merger Corp. and Activant Solutions Holdings Inc., as detailed in that certain Agreement and Plan of Merger dated March 12, 2006 (the “Merger Agreement”), Executive and the Company desire to enter into this Agreement effective as of the “Closing Date” (as defined in the Merger Agreement).
     Now, Therefore, in consideration of the promises and mutual covenants herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and Executive agree as follows:
     1. Term of Employment. Executive shall be employed by the Company for the period commencing on the Closing Date and ending on the date of Executive’s termination of employment (such period, the “Employment Term”) on the terms and subject to the conditions set forth in this Agreement.
     2. Position.
          a. During the Employment Term, Executive shall serve as the Company’s President and Chief Executive Officer. In such position, Executive shall have such duties and authority as shall be determined from time to time by the Board of Directors of the Company (the “Board”). Prior to an initial public offering of the Company’s common stock (an “IPO”), Executive shall serve as a member of the Board so long as Executive remains the President and Chief Executive Officer of the Company. Subsequent to an IPO, the Company shall nominate Executive for election to serve as member of the Board as long as Executive continues to serve as the Company’s President and Chief Executive Officer. All service as a member of the Board pursuant to this paragraph 2.a. shall be without additional compensation to Executive.
          b. During the Employment Term, Executive will devote Executive’s full business time to the performance of Executive’s duties hereunder and will not engage in any other business, profession or occupation for compensation or otherwise which would conflict or interfere with the rendition of such services either directly or indirectly, without the prior written consent of the Board; provided that nothing herein shall preclude Executive from (i) accepting appointment to or continuing to serve on any board of directors or trustees of any charitable or religious organization, (ii) otherwise participating in charitable or religious activities, or (iii) managing his personal investments and affairs; provided in each case, and in the aggregate, that such activities do not conflict or interfere with the performance of Executive’s duties hereunder.
     3. Base Salary. During the Employment Term, the Company shall pay Executive a base salary at the annual rate of $400,000, payable in regular installments in accordance with the Company’s usual payment practices. Executive’s base salary will be subject to an annual review for increases by the compensation committee of the Board (the “Compensation Committee”). Executive’s annual base salary, as in effect from time to time, is hereinafter referred to as the “Base Salary.”
     4. Bonus Opportunity. With respect to each full fiscal year during the Employment Term, Executive shall be eligible to earn an annual bonus under a program similar to Activant Solutions Holdings Inc.’s fiscal year 2006 incentive performance program. For each full fiscal year during the Employment Term, Executive shall be eligible to earn an annual bonus of one hundred percent (100%) of Executive’s Base Salary (the “Target Bonus”) based upon the achievement of budgeted EBITDA and revenue based performance targets established by the Board and the Compensation Committee, and Executive shall have a maximum annual bonus opportunity equal to one hundred and seventy-five percent (175%) of the Target Bonus. For the fiscal year in which the Closing Date occurs, Executive’s annual Target Bonus shall be determined by dividing (i) the sum of $250,000 and $400,000 by (ii) two (2). The Company and Executive intend that a portion of the annual bonus payment (the “Bonus Payment”) will continue to be advanced on a quarterly basis to the extent performance targets have been achieved in accordance with the terms of the 2006 incentive performance plan. In all cases, any earned Bonus Payment will be paid to Executive prior to the sixth day following the completion of the annual audit of the Company’s financial statements, but in no event later than two and one-half (2 1/2) months after the end of the applicable fiscal year in which it was earned (or such longer or shorter period as may be applicable pursuant to the “short-term deferral” rules under Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and the regulations thereunder).
     5. Equity Arrangements. Executive will be granted a non-statutory stock option to purchase 2,166,667 shares of the Company’s common stock (the “Option”) pursuant to the terms of the Company’s 2006 Stock Incentive Plan (the “Plan”) and the form of stock option award agreement (the “Stock Option Agreement”) approved by the Board for use under the Plan. The Option shall have a per share exercise price of $4.00. The Option will vest as to twenty percent (20%) of the total number of shares subject to the Option on the twelve (12) month anniversary of the Closing Date, and as to five percent (5%) of the total number of shares subject to the Option at the end of each full three (3) month period thereafter, so that the award will be fully vested on the fifth anniversary of the Closing Date, subject to Executive’s continuous employment during that time. In the event of a consummation of a “Change of Control” (as defined below), all unvested Options that were not previously cancelled will accelerate and become immediately vested and exercisable. For the purposes of this Agreement, the term “Change of Control” shall mean (i) the sale or disposition, in one or a series of related transactions, of all or substantially all of the assets of the Company to any “person” or “group” (as such terms are defined in Sections 13(d)(3) and 14(d)(2) of the Securities Exchange Act of 1934, as amended) other than the “Initial Investors” (as defined below) or affiliates of the Initial Investors, or (ii) (A) any person or group, other than the Initial Investors or affiliates of the Initial

Investors, is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the total voting power of the voting stock of the Company, including by way of merger, consolidation or otherwise and (B) the Initial Investors or affiliates of the Initial Investors cease to control the Board. For the purposes of this Agreement, “Initial Investors” shall mean Hellman & Friedman Capital Partners V, L.P. and its affiliated funds, Thoma Cressey Fund VII, L.P. and its affiliated funds, and JMI Equity Fund IV, L.P. and its affiliated funds.
     6. Employee Benefits. During the Employment Term, Executive shall be entitled to the following benefits:
          a. Benefits. Executive shall be entitled to participate in the Company’s employee benefit plans as in effect from time to time (collectively “Employee Benefits”), on the same basis as those benefits are generally made available to other executive officers of the Company.
          b. Life Insurance. The Company shall acquire and maintain a life insurance policy on the life of the Executive with a death benefit payable to Executive’s beneficiaries equal to two million dollars ($2,000,000), provided that such a policy can be obtained at standard premium rates. To the extent that proceeds payable upon Executive’s death exceed $2,000,000, the Company shall be entitled to retain such excess proceeds without liability to Executive’s beneficiaries or any other person or entity.
     7. Business Expenses. During the Employment Term, reasonable business expenses incurred by Executive in the performance of Executive’s duties hereunder shall be reimbursed by the Company in accordance with Company policies and practices as in effect from time to time.
     8. Termination. The Employment Term and Executive’s employment hereunder may be terminated by either the Company or Executive at any time and for any reason; provided that Executive will be required to give the Company at least 30 days advance written notice of any resignation of Executive’s employment. Notwithstanding any other provision of this Agreement, the provisions of this Section 8 shall exclusively govern Executive’s rights upon termination of employment with the Company and its affiliates.
               a. Accrued Rights. In the event of a termination of Executive’s employment for any reason, Executive shall be entitled to receive Accrued Rights. “Accrued Rights” shall mean:
(i)	Base Salary through the date of termination of employment;

(ii)	any Target Bonus earned, but unpaid, as of the date of termination for the fiscal year immediately preceding the fiscal year in which the termination occurs (the amount earned shall be determined by the Company in good faith based on the achievement of the relevant performance criteria for the entire applicable fiscal year);

(iii)	any quarterly bonus earned, but unpaid, as of the date of termination for the fiscal quarter immediately preceding the fiscal quarter in which the termination occurs (the amount earned shall be determined by the Company in good faith based on the achievement of the relevant performance criteria for the entire applicable fiscal quarter);

(iv)	an amount representing any accrued but unused vacation;

(v)	reimbursement for any unreimbursed business expenses properly incurred by Executive in accordance with Company policy on or prior to the date of Executive’s termination; provided claims for such reimbursement (accompanied by appropriate supporting documentation) are submitted to the Company within 90 days following the date of Executive’s termination of employment; and

(vi)	such Employee Benefits, if any, as to which Executive may be entitled under the employee benefit plans of the Company in accordance with their terms.
               b. Termination by the Company without Cause or Resignation by Executive for Good Reason
          (i) If Executive’s employment is terminated by the Company without Cause (and other than by reason of death or Disability) or if Executive resigns for Good Reason, Executive shall be entitled to receive:
     (A) the Accrued Rights; and
     (B) subject to Executive’s (i) delivery of a valid and irrevocable general release of all claims against the Company, the Initial Investors and their respective affiliates (collectively, the “Company Group”), in a form that is reasonably acceptable to the Company, and (ii) continued compliance, in all material respects, with the restrictive covenants set forth in Sections 9 and 10 below:
     (1) a payment equal to one hundred and fifty percent (150%) of the Base Salary then in effect, payable within ten (10) business days following the date of such termination, and an additional termination payment of 150% of such Base Salary paid in equal monthly installments over the nine month period following termination, with the first such payment being due one month after termination of employment;
     (2) a pro rata portion of any annual Target Bonus that Executive would have earned in the fiscal year in which such termination of employment occurs (the amount of the annual Target Bonus that Executive would have earned shall be determined by the Company is good faith based on whether and to what extent the applicable performance targets were achieved), payable within ten (10) business days following the date of such termination;
     (3) continued participation for a period of eighteen (18) months following termination of employment at the Company’s expense for Executive and his then-

eligible dependents in the Company’s group health plans pursuant to the Consolidated Budget Omnibus Reconciliation Act of 1985, as amended (“COBRA”); and
     (4) vesting of the Option shall be accelerated such that Executive will be vested in, and the Option will be exercisable as to, that number of shares that would have been vested and exercisable on the six (6) month anniversary of the termination of Executive’s employment. Executive shall have a period of 180 days following termination of employment to exercise the vested portion of the Option and any other vested options to acquire the Company’s common stock granted to Executive (provided that the term of assumed options shall in no event be extended).
          (ii) Notwithstanding the provisions of Sections 9(b)(i)(B)(1) and 9(b)(i)(B)(2), which provide that certain amounts shall be payable within ten (10) business days following the date of Executive’s termination of employment, Executive and the Company agree that such amounts may be payable at a later date to the extent required pursuant to the provisions of Sections 8(f) and 12(f) of this Agreement.
          (iii) Notwithstanding any other provision of this Agreement, the aggregate amount described in this Section 8(b)(i) shall be reduced by the present value of any other severance or termination benefits payable to Executive under any other plans, programs or arrangements of the Company or its affiliates. Except as set forth in this Section 8(b)(i), following Executive’s termination of employment by the Company without Cause (other than by reason of Executive’s death or Disability) or by Executive’s resignation for Good Reason, Executive shall have no further rights to any compensation or any other benefits under this Agreement or other plans, programs or arrangements of the Company or its affiliates.
               c. Termination by the Company for Cause, by Executive’s Resignation without Good Reason or upon Executive’s Death or Disability.
          (i) If Executive’s employment is terminated by the Company for Cause, if Executive resigns without Good Reason, or if Executive’s employment is terminated by reason of death or Disability, Executive shall have no further rights to any compensation or any other benefits under this Agreement other than the Accrued Rights.
          (ii) In the event that Executive’s employment is terminated by the Company for Cause, the Option and all other options to acquire the common stock of the Company issued to Executive, whether vested or unvested, shall terminate on the date of Executive’s termination of employment by the Company for Cause.
               d. Definitions. The following capitalized terms used in this Agreement have the respective meanings set forth below:
          (i) “Cause” shall mean (i) dishonest or fraudulent statements or acts of Executive with respect to the Company or any of its affiliates, (ii) Executive’s conviction of, or entry of a plea of guilty or nolo contendere for, any crime that constitutes a felony or any misdemeanor (excluding minor traffic violations) involving moral turpitude, deceit, dishonesty or fraud, (iii) gross negligence or willful misconduct by Executive with respect to the Company or its subsidiaries, or (iv) a material breach by Executive of this Agreement and any other agreement to which Executive and the Company are now or hereafter parties.
          (ii) “Disability” shall mean a disability under Section 409A(a)(2)(C)(i) of the Code.
          (iii) “Good Reason” shall mean (i) the failure by the Company to comply with any material provision of this Agreement, (ii) the assignment to Executive of any duties materially inconsistent with Executive’s status as President and Chief Executive Officer of the Company or a reduction of Executive’s authority or title, including, but not limited to, Executive’s assignment following a Change of Control to a position where Executive is not Chief Executive Officer of the consolidated group of which the Company is a part; provided, however, that “Good Reason” shall cease to exist for an event described in this clause (ii) on the 60th day following such assignment or reduction, unless Executive has given the Company written notice of his intention to resign prior to such date), (iii) a reduction by the Company of Executive’s base salary or bonus opportunity, or (iv) the transfer of Executive’s primary workplace to a location that is more than fifty (50) miles from Livermore, CA; provided, however, that if Executive enters into a separate written agreement to waive any of the clauses above, such agreement shall cause that clause not to constitute “Good Reason”.
               e. No Mitigation or Offset. Notwithstanding anything herein to the contrary, the amount of any payment or benefit provided for in Section 8 shall not be reduced, offset or subject to recovery by the Company or any of its affiliates by reason of any compensation earned by Executive as the result of employment by another employer after Executive’s employment with the Company terminates.
               f. Section 4999.
          (i) Prior to an IPO, in order to allow Executive to avoid the 20% excise tax imposed under Section 4999 of the Code, Executive and the Company shall use commercially reasonable efforts to obtain stockholder approval in accordance with the terms of Section 280G(b)(5) of the Code in connection with any “change in the ownership or effective control” of the Company or any “change in the ownership of a substantial portion of the assets” of the Company (each as defined under Section 280G of the Code).
          (ii) In the event that, despite the efforts taken pursuant to Section 8(f)(i), any amounts payable under this Agreement or otherwise to Executive would (1) constitute “parachute payments” within the meaning of Section 280G of the Code, or any comparable successor provisions, and (2) but for this Section 8(f)(ii) would be subject to the excise tax imposed by Section 4999 of the Code, or any comparable successor provisions (the “Excise Tax”), then such amounts payable to Executive hereunder shall be either:
     (A) provided to Executive in full, or
     (B) provided to Executive as to such lesser extent that would result in no portion of such benefits being subject to the Excise Tax, whichever of the foregoing amounts, when taking into account applicable federal, state, local and foreign income and employment taxes, the Excise Tax, and any other applicable taxes, results in the receipt by Executive, on an after-tax basis, of the greatest amount of benefits, notwithstanding that all or some portion of such benefits may be taxable under the Excise Tax. Unless the Company and Executive otherwise agree in writing, any determination required under this Section 8(f)(ii) shall be made in writing in good faith by a nationally recognized accounting firm (the “Accountants”). In the event of a reduction in benefits hereunder, Executive shall be given the choice of which benefits to reduce. If Executive does not provide written identification to the Company of which benefits he chooses to reduce within ten (10) days of his receipt of the Accountants’ determination, and Executive has not disputed the Accountants’ determination, then the Company shall select the benefits to be reduced. For purposes of making the calculations required by this Section 8(f)(ii), the Accountants may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good faith interpretations concerning the application of the Code and other applicable legal authority. The Company and Executive shall furnish to the Accountants such information and documents as the Accountants may reasonably request in order to make a determination under this Section 8(f)(ii). The Company shall bear all costs the Accountants may reasonably incur in connection with any calculations contemplated by this Section 8(f)(ii).
     If, notwithstanding any reduction described in this Section 8(f)(ii), the Internal Revenue Service (“IRS”) determines that Executive is liable for the Excise Tax as a result of the receipt of amounts payable under this Agreement or otherwise as described above, then Executive shall be obligated to pay back to the Company, within thirty (30) days after a final IRS determination or in the event that Executive challenges the final IRS determination, a final judicial determination, a portion of such amounts equal to the “Repayment Amount”. The Repayment Amount with respect to the payment of benefits shall be the smallest such amount, if any, as shall be required to be paid to the Company so that Executive’s net after-tax proceeds with respect to any payment of benefits (after taking into account the payment of the Excise Tax and all other applicable taxes imposed on such payment) shall be maximized. The Repayment Amount with respect to the payment of benefits shall be zero if a Repayment Amount of more than zero would not result in Executive’s net after-tax proceeds with respect to the payment of such benefits being maximized. If the Excise Tax is not eliminated pursuant to this paragraph, Executive shall pay the Excise Tax.
     Notwithstanding any other provision of this Section 8(f)(ii), if (1) there is a reduction in the payment of benefits as described in this Section 8(f)(ii), (2) the IRS later determines that Executive is liable for the Excise Tax, the payment of which would result in the maximization of Executive’s net after-tax proceeds (calculated as if Executive’s benefits had not previously been reduced), and (3) Executive pays the Excise Tax, then the Company shall pay to Executive those benefits which were reduced pursuant to this Section 8(f)(ii) as soon as administratively possible after Executive pays the Excise Tax so that Executive’s net after-tax proceeds with respect to the payment of benefits are maximized.
               g. Board/Committee Resignation. Upon termination of Executive’s employment for any reason, Executive agrees to resign, as of the date of such termination and to the extent applicable, from all positions he holds with the Company Group, including any position on the Board (and any committees thereof).

     9. Non-Competition/Non-Solicit.
          a. Executive acknowledges and recognizes the highly competitive nature of the businesses of the Company and its affiliates and accordingly agrees as follows:
     (1) During the Employment Term and for a period of eighteen (18) months following the date Executive ceases to be employed by the Company for any reason (other than death) (the “Restricted Period”), Executive will not, whether on Executive’s own behalf or on behalf of or in conjunction with any person, firm, partnership, joint venture, association, corporation or other business organization, entity or enterprise whatsoever (“Person”), directly or indirectly solicit or assist in soliciting in competition with the Company the business of any client or prospective client of the Company or any of its subsidiaries.
     (2) During the Restricted Period, Executive will not directly or indirectly:
(i)	engage in any business that competes with the business of the Company or its subsidiaries (the “Competitive Group”), as the Competitive Group existed during the Employment Term or at the time Executive ceases to be employed by the Company, or with any business that the Competitive Group had specific plans to conduct during the Employment Term or at the time Executive ceases to be employed by the Company (so long as such plans were documented in an actual business plan of the Competitive Group) (a “Competitive Business”), in any geographical area that is within 100 miles of any geographical area where the Competitive Group manufactures, produces, sells, leases, rents, licenses or otherwise provides its products or services;

(ii)	enter the employ of, or render any services to, any Person (or any division or controlled or controlling affiliate of any Person) who or which engages in a Competitive Business;

(iii)	acquire a financial interest in, or otherwise become actively involved with, any Competitive Business, directly or indirectly, as an individual, partner, shareholder, officer, director, principal, agent, trustee or consultant; or

(iv)	interfere with, or attempt to interfere with, business relationships (whether formed before, on or after the date of this Agreement) between the Competitive Group and business partners, customers, clients or suppliers of the Competitive Group or induce or attempt to induce such business partners, customers, clients or suppliers to reduce or cease their relationship with the Competitive Group.
     (3) Notwithstanding any provision of Section 9.a.(1), Section 9.a.(2)(i) or Section 9.a.(2)(ii) of this Agreement to the contrary, Executive will not be deemed to be competing or interfering with the Competitive Group if, after termination of employment,

Executive is employed by an entity with multiple business units or divisions, some of which engage in a Competitive Business, so long as Executive is employed by a subsidiary, division or other business unit that does not engage in a Competitive Business and Executive does not directly or indirectly provide any services, information or assistance to the subsidiary, division or other business unit that engages in a Competitive Business.
     (4) Notwithstanding anything to the contrary in this Agreement, Executive may, directly or indirectly own, solely as an investment, securities of any Person engaged in the business of the Company or its affiliates which are publicly traded on a national or regional stock exchange or on the over-the-counter market if Executive (i) is not a controlling person of, or a member of a group which controls, such person and (ii) does not, directly or indirectly, own 5% or more of any class of securities of such Person.
     (5) During the Restricted Period, Executive will not, whether on Executive’s own behalf or on behalf of or in conjunction with any Person, directly or indirectly solicit, induce or encourage any employee of the Company or its affiliates, or any person who was an employee of the Company or any affiliate of the Company at any time during the twelve (12) month period immediately prior to the termination of the Executive’s employment with the Company, to leave the employment of the Company or its affiliates.
     (6) During the Restricted Period, Executive will not, whether on Executive’s own behalf or on behalf of or in conjunction with any Person, directly or indirectly, solicit, induce or encourage any consultant, contractor or similar person under contract with the Company or its affiliates, or any person who was a consultant, contractor or similar person of the Company or any affiliate of the Company at any time during the twelve (12) month period immediately prior to the termination of the Executive’s employment with the Company, to cease to work with the Company or its affiliates.
          b. It is expressly understood and agreed that although Executive and the Company consider the restrictions contained in this Section 9 to be reasonable, if a final judicial determination is made by a court of competent jurisdiction that the time or territory or any other restriction contained in this Agreement is an unenforceable restriction against Executive, the provisions of this Agreement shall not be rendered void but shall be deemed amended to apply as to such maximum time and territory and to such maximum extent as such court may judicially determine or indicate to be enforceable. Alternatively, if any court of competent jurisdiction finds that any restriction contained in this Agreement is unenforceable, and such restriction cannot be amended so as to make it enforceable, such finding shall not affect the enforceability of any of the other restrictions contained herein.
          c. Executive acknowledges that the promises and restrictive covenants that Executive is providing under this Section 9 are reasonable and necessary to the protection of the business to be acquired by the Initial Investors pursuant to the Merger Agreement. Executive acknowledges that Executive sold equity interests in Activant Solutions Holdings Inc. in connection with the transactions contemplated by the Merger Agreement and that the goodwill of Activant Solutions Holdings Inc. was a material consideration in the Initial Investors’ decision to enter into the transactions contemplated by the Merger Agreement. Executive further acknowledges that if Executive were to engage in the restricted activities described in this Section 9 during the Restricted Period, such competition could materially and adversely affect the value of the business acquired by the Initial Investors in the transactions contemplated by the Merger Agreement. Executive and the Company agree that each of the Initial Investors are express third party beneficiaries of the provisions set forth in this Section 9.
     10. Confidentiality; Intellectual Property.
          a. Confidentiality.
          (i) Executive will not at any time (whether during or after Executive’s employment with the Company) (x) retain or use for the benefit, purposes or account of Executive or any other Person; or (y) disclose, divulge, reveal, communicate, share, transfer or provide access to any Person outside the Company (other than its professional advisers who are bound by confidentiality obligations), any non-public, proprietary or confidential information —including without limitation trade secrets, know-how, research and development, software, databases, inventions, processes, formulae, technology, designs and other intellectual property, information concerning finances, investments, profits, pricing, costs, products, services, vendors, customers, clients, partners, investors, personnel, compensation, recruiting, training, advertising, sales, marketing, promotions, government and regulatory activities and approvals — concerning the past, current or future business, activities and operations of the Company, its subsidiaries or affiliates and/or any third party that has disclosed or provided any of same to the Company on a confidential basis (“Confidential Information”) without the prior written authorization of the Board.
          (ii) “Confidential Information” shall not include any information that is (a) generally known to the industry or the public other than as a result of Executive’s breach of this covenant or any breach of other confidentiality obligations by third parties; (b) made legitimately available to Executive by a third party without breach of any confidentiality obligation; or (c) required by law to be disclosed; provided that Executive shall give prompt written notice to the Company of such requirement, disclose no more information than is so required, and cooperate with any attempts by the Company to obtain a protective order or similar treatment.
          (iii) Except as required by law, Executive will not disclose to anyone, other than Executive’s immediate family and legal or financial advisors, the existence or contents of this Agreement; provided that Executive may disclose to any prospective future employer the provisions of Sections 9 and 10 of this Agreement if such prospective employer agrees to maintain the confidentiality of such terms.
          (iv) Upon termination of Executive’s employment with the Company for any reason, Executive shall (x) cease and not thereafter commence use of any Confidential Information or intellectual property (including without limitation, any patent, invention, copyright, trade secret, trademark, trade name, logo, domain name or other source indicator) owned or used by the Company, its subsidiaries or affiliates; (y) immediately destroy, delete, or return to the Company, at the Company’s option, all originals and copies in any form or medium (including memoranda, books, papers, plans, computer files, letters and other data) in Executive’s possession or control (including any of the foregoing stored or located in

Executive’s office, home, laptop or other computer, whether or not Company property) that contain Confidential Information or otherwise relate to the business of the Company, its affiliates and subsidiaries, except that Executive may retain only those portions of any personal notes, notebooks and diaries that do not contain any Confidential Information; and (z) notify and fully cooperate with the Company regarding the delivery or destruction of any other Confidential Information of which Executive is or becomes aware.
               b. Intellectual Property.
          (i) If Executive has created, invented, designed, developed, contributed to or improved any works of authorship, inventions, intellectual property, materials, documents or other work product (including without limitation, research, reports, software, databases, systems, applications, presentations, textual works, content, or audiovisual materials) (“Works”), either alone or with third parties, prior to Executive’s employment by the Company, that are relevant to or implicated by such employment (“Prior Works”), Executive hereby grants the Company a perpetual, non-exclusive, royalty-free, worldwide, assignable, sublicensable license under all rights and intellectual property rights (including rights under patent, industrial property, copyright, trademark, trade secret, unfair competition and related laws) therein for all purposes in connection with the Company’s current and future business. A list of all such Works as of the date hereof is attached hereto as Exhibit A.
          (ii) If Executive creates, invents, designs, develops, contributes to or improves any Works, either alone or with third parties, at any time during Executive’s employment by the Company and within the scope of such employment and/or with the use of any the Company resources (“Company Works”), Executive shall promptly and fully disclose same to the Company and hereby irrevocably assigns, transfers and conveys, to the maximum extent permitted by applicable law, all rights and intellectual property rights therein (including rights under patent, industrial property, copyright, trademark, trade secret, unfair competition and related laws) to the Company to the extent ownership of any such rights does not vest originally in the Company.
          (iii) Executive agrees to keep and maintain adequate and current written records (in the form of notes, sketches, drawings, and any other form or media requested by the Company) of all Company Works. The records will be available to and remain the sole property and intellectual property of the Company at all times.
          (iv) Executive shall take all requested actions and execute all requested documents (including any licenses or assignments required by a government contract) at the Company’s expense (but without further remuneration) to assist the Company in validating, maintaining, protecting, enforcing, perfecting, recording, patenting or registering any of the Company’s rights in the Prior Works and Company Works. If the Company is unable for any other reason to secure Executive’s signature on any document for this purpose, then Executive hereby irrevocably designates and appoints the Company and its duly authorized officers and agents as Executive’s agent and attorney in fact, to act for and in Executive’s behalf and stead to execute any documents and to do all other lawfully permitted acts in connection with the foregoing.

          (v) Executive shall not improperly use for the benefit of, bring to any premises of, divulge, disclose, communicate, reveal, transfer or provide access to, or share with the Company any confidential, proprietary or non-public information or intellectual property relating to a former employer or other third party without the prior written permission of such third party. Executive hereby indemnifies, holds harmless and agrees to defend the Company and its officers, directors, partners, employees, agents and representatives from any breach of the foregoing covenant. Executive shall comply with all relevant policies and guidelines of the Company, including regarding the protection of confidential information and intellectual property and potential conflicts of interest. Executive acknowledges that the Company may amend any such policies and guidelines from time to time, and that Executive remains at all times bound by their most current version.
          (vi) The provisions of Section 10 shall survive the termination of Executive’s employment for any reason.
     11. Specific Performance. Executive acknowledges and agrees that the Company’s remedies at law for a breach or threatened breach of any of the provisions of Section 9 or Section 10 would be inadequate and the Company would suffer irreparable damages as a result of such breach or threatened breach. In recognition of this fact, Executive agrees that, in the event of such a breach or threatened breach, in addition to any remedies at law, the Company, without posting any bond, shall be entitled to cease making any payments or providing any benefit otherwise required by this Agreement and obtain equitable relief in the form of specific performance, temporary restraining order, temporary or permanent injunction or any other equitable remedy which may then be available.
     12. Miscellaneous.
               a. Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of California, without regard to conflicts of laws principles thereof. Any and all disputes between the parties which may arise pursuant to this Agreement will be heard and determined before an appropriate state court in Santa Clara, California. The parties acknowledge that such courts have jurisdiction to interpret and enforce the provisions of this Agreement, and the parties consent to, and waive any and all objections that they may have as to, personal jurisdiction and/or venue in such courts.
               b. Entire Agreement; Amendments. This Agreement contains the entire understanding of the parties with respect to the employment of Executive by the Company. There are no restrictions, agreements, promises, warranties, covenants or undertakings between the parties with respect to the subject matter herein other than those expressly set forth herein. This Agreement may not be altered, modified, or amended except by written instrument signed by the parties hereto. In the event that the Closing fails to occur, this Agreement shall be void ab initio.
               c. No Waiver. The failure of a party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver of such party’s rights or deprive such party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

               d. Assignment. This Agreement, and all of Executive’s rights and duties hereunder, shall not be assignable or delegable by Executive except to the extent permitted by the Company in writing. Any purported assignment or delegation by Executive in violation of the foregoing shall be null and void ab initio and of no force and effect. This Agreement may be assigned by the Company to a person or entity which is a successor in interest to substantially all of the business operations of the Company. Upon such assignment, the rights and obligations of the Company hereunder shall become the rights and obligations of such successor person or entity.
               e. Set Off. The Company’s obligation to pay Executive the amounts provided for in Section 8 hereunder shall be subject to set-off, counterclaim or recoupment of amounts owed by Executive to the Company or its affiliates.
               f. Compliance with IRC Section 409A. Notwithstanding anything herein to the contrary, (i) if at the time of Executive’s termination of employment with the Company Executive is a “specified employee” as defined in Section 409A of the Code and the deferral of the commencement of any payments or benefits otherwise payable hereunder as a result of such termination of employment is necessary in order to prevent any accelerated or additional tax under Section 409A of the Code, then the Company will defer the commencement of the payment of any such payments or benefits hereunder (without any reduction in such payments or benefits ultimately paid or provided to Executive) until the date that is six months following Executive’s termination of employment with the Company (or the earliest date as is permitted under Section 409A of the Code without the imposition of any accelerated or additional tax) and (ii) if any other payments of money or other benefits due to Executive hereunder could cause the application of an accelerated or additional tax under Section 409A of the Code, such payments or other benefits shall be deferred if deferral will avoid such acceleration or additional tax, or otherwise such payment or other benefits shall be restructured, to the extent possible, in a manner, determined by the Board, that does not cause such an accelerated or additional tax and that preserves, to the greatest extent possible, the value of such payment or other benefits.
               g. Successors; Binding Agreement. This Agreement shall inure to the benefit of and be binding upon personal or legal representatives, executors, administrators, successors, assigns, agents, affiliates, heirs, distributees, devisees and legatees.
               h. Notice. For the purpose of this Agreement, notices and all other communications provided for in the Agreement shall be in writing and shall be deemed to have been duly given when delivered by hand or overnight courier or three days after it has been mailed by United States registered mail, return receipt requested, postage prepaid, addressed to the respective addresses set forth below in this Agreement, or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notice of change of address shall be effective only upon receipt.

If to the Company:
Lone Star Holding Corp.
c/o Hellman & Friedman LLC
One Maritime Plaza, 12th Floor
San Francisco, CA 94111
Attention: David R. Tunnell
          C. Andrew Ballard
If to Executive:
To the most recent address of Executive set forth in the personnel records of the
Company.
               i. Executive Representation. Executive hereby represents to the Company that the execution and delivery of this Agreement by Executive and the performance by Executive of Executive’s duties hereunder shall not constitute a breach of, or otherwise contravene, the terms of any employment agreement or other agreement or policy to which Executive is a party or otherwise bound.
               j. Prior Agreements This Agreement supersedes all prior agreements and understandings (including verbal agreements) between Executive and the Company and/or its affiliates regarding the terms and conditions of Executive’s employment with the Company and/or its affiliates.
               k. Cooperation. Executive shall provide Executive’s reasonable cooperation in connection with any action or proceeding (or any appeal from any action or proceeding) which relates to events occurring during Executive’s employment with the Company or its affiliates. This provision shall survive any termination of this Agreement.
               l. Expenses. In the event of any dispute between the Company and Executive as to the interpretation, terms, validity or enforceability of (including any dispute about the amount of any payment pursuant to) this Agreement, the prevailing party shall be entitled to recover from the non-prevailing party any and all of such prevailing party’s costs and expenses incurred in connection with any such dispute, including reasonable attorneys’ fees.
               m. Withholding Taxes. The Company may withhold from any amounts payable under this Agreement such Federal, state and local taxes as may be required to be withheld pursuant to any applicable law or regulation.
               n. Counterparts. This Agreement may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

     IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

LONE STAR HOLDING CORP.		PERVEZ QURESHI

By:	David Tunnell
Title:	President

EXHIBIT A
WORKS
     None.